EXHIBIT 8.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Cosan S.A. Indústria e Comércio S.A.	Brazil

Cosan Operadora Portuária S.A.	Brazil

Administração de Participações Aguassanta Ltda.	Brazil

Agrícola Ponte Alta S.A.	Brazil

Cosan Distribuidora de Combustíveis Ltda.	Brazil

Cosan S.A. Bioenergia	Brazil

Corona Bioenergia S.A.	Brazil

FBA Bioenergia S.A.	Brazil

Barra Bioenergia S.A.	Brazil

Cosan International Universal Corporation	British Virgin Islands

Cosan Finance Limited	Cayman Islands

Da Barra Alimentos Ltda.	Brazil

Bonfim Nova Tamoio – BNT Agrícola Ltda.	Brazil

Usina da Barra S.A. Açúcar e Álcool	Brazil

Grançucar S.A. Refinadora de Açúcar	Brazil

Cosan Centroeste S.A. Açúcar e Álcool	Brazil

Benálcool S.A. Açúcar e Álcool	Brazil

Vertical UK LLP	British Virgin Islands